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                                  EXHIBIT 99.9

                                   CONSENT OF
                        INDEPENDENT CHARTERED ACCOUNTANTS




We consent to the use, in this Annual Report on Form 40-F of Kinross Gold Corporation, of our report dated February 7, 2003 except for note 18(c), as to which the date is March 26, 2003 with respect to the consolidated financial statements of Echo Bay Mines Ltd. for the year ended December 31, 2002.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004,
333-12662, 333-13744 and 333-13742) and the Registration Statement on Form F-10, Registration No. 333-102660, of Kinross Gold Corporation, of our report dated February 7, 2003 except for note 18(c), as to which the date is March 26, 2003, with respect to the consolidated financial statements of Echo Bay Mines Ltd. included in the Annual Report on Form 40-F of Kinross Gold Corporation for the year ended December 31, 2002.






                                                    /s/ Ernst & Young LLP
Vancouver, Canada
May 20, 2003.                                       Chartered Accountants